

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2018

David Morris
Executive Vice President and Chief Financial Officer
RBB Bancorp
660 S. Figueroa Street, Suite 1888
Los Angeles, CA 90017

>   **Re: RBB Bancorp**
>   **Draft Registration Statement on Form S-4**
>   **Submitted June 26, 2018**
>   **CIK No. 0001499422**

Dear Mr. Morris:

   We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4

The Merger
Board of Directors, Management and Operations After the Merger, page 68

1.   We note that Mr. Raymond Yu and one other FAIC director will become directors of RBB at the effective time of the merger. Please revise your Exhibit Index to provide the consents required by Securities Act Rule 438.

Information About RBB Bancorp, page 97

2.   Please disclose, for RBB, the information required by Item 18(a)(5) and (7) of Form S-4.

Where You Can Find More Information, page 148

3.   Please revise this section and disclose in your prospectus the information about the registrant as required by Part 1.B of Form S-4. In this regard we note that you do not appear to meet the requirements of General Instructions 1.A of Form S-3 and, as a result, appear ineligible to incorporate information by reference. Please refer to General Instruction B.1 of Form S-4 for guidance.

General

4.   Please confirm in writing that you will publicly file your registration statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date. Please refer to Question 3 of our FAQs on Voluntary Submission of Draft Registration Statements, available on our website, for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Christopher Dunham at 202-551-3783 or Michael Clampitt at 202-551-3434 with any other questions.

                                        Division of Corporation Finance
                                        Office of Financial Services